SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3

to

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company)

STARTECH ENVIRONMENTAL CORPORATION
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Joseph F. Longo
STARTECH ENVIRONMENTAL CORPORATION
88 DANBURY ROAD, SUITE 2A
WILTON, CT 06897
(203) 762-2499
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:
Scott S. Rosenblum, Esq. Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Startech Environmental Corporation, a Colorado corporation (the “Company”), with the SEC on July 17, 2009, relating to the tender offer by FLH Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands, pursuant to which Purchaser has offered to purchase all outstanding shares of the Company’s common stock, no par value per share (the “Common Stock”), for $0.65 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2009, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended from time to time, originally filed with the SEC on July 6, 2009 by the Offerors.  Capitalized terms used but not defined herein are defined in the Statement.

Item 8.               Additional Information.

On July 24, 2009, the Board of Directors of the Company authorized the issuance of one stock purchase right (a “Right”) for each outstanding share of Common Stock.  The Rights distribution will be made on July 27, 2009, payable to stockholders of record on that date, and will also attach to shares of Common Stock issued by the Company after that date.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Corporate Stock Transfer, Inc., as Rights Agent (the “Rights Agent”), dated as of July 24, 2009, and are summarized in Exhibit C to the Rights Agreement.  In connection with the Rights Agreement, the Company filed with the Secretary of State of the State of Colorado a Certificate of Designation (the “Certificate”) setting forth the terms of the Series A Junior Preferred Stock issuable upon exercise of the Rights.  In addition, on July 27, 2009, the Company issued a press release, and mailed a letter to stockholders, announcing the declaration of the Rights and the adoption of the Rights Agreement.

The Rights Agreement, including Exhibit C thereto, the Certificate, a copy of the press release and a copy of the letter to stockholders are attached to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009.

On July 24, 2009, the Board of Directors amended the Company’s Amended and Restated Bylaws to provide that any repeal or modification of the indemnification provisions in the Bylaws shall not adversely affect any right or protection thereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.  In addition, on July 27, 2009, the Company executed an indemnification letter agreement pursuant to which the Company agreed to indemnify and make advancements to each director and executive officer of the Company as set forth in the Company’s Bylaws as amended and in effect on the date hereof.  A form of the indemnification letter agreement is attached to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009.

Item 9.               Materials to Be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.           Document

(a)(4)                      Rights Agreement between the Company and the Rights Agent, dated as of July 24, 2009. (1)

(a)(5)	Certificate of Designation of the Company’s Series A Junior Preferred Stock. (1)

(a)(6)                      Press Release issued by the Company on July 27, 2009. (1)

(a)(7)	Letter to the Company’s stockholders, dated July 27, 2009. (1)

(a)(8)	Form of Indemnification Letter Agreement, dated July 27, 2009, by the Company for the benefit of the Company’s directors and executive officers. (1)

_________________________

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

          STARTECH ENVIRONMENTAL CORPORATION

          By: /s/ Peter J. Scanlon
            Peter J. Scanlon
            Chief Financial Officer

Date: July 27, 2009